                       SECURITIES & EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                 FORM 12b-25

                         Notification of Late Filing

                          CHINA JIANYE FUEL, INC.

                        Commission File Number 0-52496

        (Check one)
              [   ] Form 10-K and Form 10-KSB   [  ]  Form 11-K      [  ]   Form 20-F

                 [X]  Form 10-Q and Form 10-QSB   [  ]  Form N-SAR  [  ]   Form N-CSR

            For the period ended:  December 31, 2007

       [  ] Transition Report on Form 10-K and Form 10-KSB

       [  ] Transition Report on Form 20-F

       [  ] Transition Report on Form 11-K

       [  ] Transition Report on Form 10-Q and Form 10-QSB

       [  ] Transition Report on Form N-SAR

          For the transition period ended: _______________

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                  PART I
                          REGISTRANT INFORMATION

                  Full name of Registrant       CHINA JIANYE FUEL, INC.

                    Former name, if applicable    _____________________

c/o American Union Securities, Inc.
100 Wall Street, 15thFloor, New York, NY 10005
                                                           Address of principal executive office

PART II

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)  [X]

  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
  (b) The subject annual report, semi-annual report, transition report on Form
10-K 10-KSB, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
  (c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

                                 PART III
                                NARRATIVE

    China Jianye Fuel, Inc. is unable to file its Quarterly Report on Form 10-QSB within the required time because there was a delay in completing the adjustments necessary to close its books for the quarter.

                                 PART IV
                            OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification:

                  Peter Zhou  212-232-0120

    (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed. Yes [X]    No [  ]

    (3) Is it anticipated that any significant change in results of operationsfrom the corresponding period for the last fiscal year will be reflected bythe earnings statements to be included in the subject report or portionthereof.                                                                                                              Yes [  ]    No [X]

    If so, attach an explanation of the anticipated change, both narratively andquantitatively, and, if appropriate, state the reasons why a reasonableestimate of the results cannot be made.

                         CHINA JIANYE FUEL, INC.
                                                               Name of Registrant as Specified in its Charter

    Has caused this notification to be signed on its behalf by the undersignedthereunto duly authorized.

    Date: February 14, 2008                                                                 By: /s/ Jianye Wang
                                                                                             Jianye Wang, President